UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 9)

STRATASYS LTD.

(Name of Subject Company)

STRATASYS LTD.

(Name of Persons Filing Statement)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M85548101

(CUSIP Number of Class of Securities)

Vered Ben Jacob, Adv.

Chief Legal Officer

1 Holtzman Street

Science Park, P.O. Box 2496

Rehovot 76124, Israel

Tel: +972-74-745-4029
(Name, address, and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

J. David Chertok, Adv. Dr. Shachar Hadar, Adv. Jonathan Atha, Adv. Meitar Law Offices 16 Abba Hillel Road Ramat-Gan 5250608, Israel Tel: +972-3-6103186	Adam O. Emmerich, Esq. Viktor Sapezhnikov, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Tel: (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 9 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Stratasys Ltd., an Israeli company (“Stratasys”), with the Securities and Exchange Commission (the “SEC”) on May 30, 2023. The Statement relates to the unsolicited tender offer by Nano Dimension Ltd., an Israeli company (“Nano”), to purchase up to 25,266,458 ordinary shares, par value NIS 0.01 per share, of Stratasys (“Stratasys ordinary shares”) not already owned by Nano, which, together with the Stratasys ordinary shares already owned by Nano, represent no more than 51% (and at least 46%) of the issued and outstanding Stratasys ordinary shares upon consummation of the tender offer, for $20.05 per share in cash, less any required withholding taxes and without interest, upon the terms and conditions set forth in the Offer to Purchase dated May 25, 2023 and the Supplement to Offer to Purchase dated June 27, 2023 and in the related Amended Letter of Transmittal and the related Amended Notice of Objection contained in the Tender Offer Statement on Schedule TO filed by Nano with the SEC on June 27, 2023. Except as specifically noted herein, the information set forth in the Statement remains unchanged.

Item 4. The Solicitation or Recommendation; Item 7. Purposes of the Transaction and Plans or Proposals

Item 4 of the Statement and Item 7 of the Statement are hereby amended and supplemented as follows:

On June 27, 2023, Nano issued a press release announcing that it has (a) increased the Offer Consideration from $18.00 to $25.00 per ordinary share in cash, less any required withholding taxes and without interest, (b) reduced the percentage of outstanding Stratasys ordinary shares being sought in the Offer to between 31.9% and 36.9% and (c) extended the Expiration Date to 5:00 p.m. New York Time on July 24, 2023, unless further extended or earlier terminated. According to the press release, as of 11:59 p.m., New York Time, on June 26, 2023, 4,874,887 Stratasys ordinary shares had been validly tendered and not properly withdrawn pursuant to the Offer, and approximately 899,973 Stratasys ordinary shares had been tendered pursuant to Notices of Guaranteed Delivery (together constituting approximately 8% of outstanding Stratasys ordinary shares). Later that day, Nano filed an amendment to the Schedule TO with the SEC to reflect the foregoing, which contained the Supplement to Offer to Purchase, dated June 27, 2023, the Amended Letter of Transmittal and the Amended Notice of Objection.

Later on June 27, 2023, Stratasys issued a press release noting that the Stratasys Board will review the revised Offer and intends to advise Stratasys shareholders of its position regarding the revised Offer within 10 business days.

Also on June 27, 2023, Stratasys received an updated unsolicited non-binding proposal from 3D Systems, proposing to acquire Stratasys for $7.50 in cash and 1.3223 newly issued shares of common stock of 3D Systems per Stratasys ordinary share (the “June 27 3D Proposal”), as compared to the non-binding proposal received from 3D Systems on May 30, 2023 to acquire Stratasys for $7.50 in cash and 1.2507 newly issued shares of common stock of 3D Systems per Stratasys ordinary share, which the Stratasys Board had unanimously determined did not constitute, and would not reasonably be expected to result in, a “Superior Proposal” pursuant to the terms of the Desktop Metal Merger Agreement and did not provide a basis upon which to enter into discussions with 3D Systems, as previously disclosed in a press release issued by Stratasys on June 20, 2023.

Also later on June 27, 2023, Stratasys issued a press release confirming its receipt of the June 27 3D Proposal and noting that the Stratasys Board will review the proposal in consultation with its independent financial and legal advisors and in accordance with its duties under applicable law and its obligations under the Desktop Metal Merger Agreement.

Item 9. Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Incorporated by Reference to Filings Indicated
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
(a)(21)	Social Media Posts					X

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2023

STRATASYS LTD.

	By:	/s/ Yoav Zeif
	Name:	Yoav Zeif
	Title:	Chief Executive Officer

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